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                                                              Exhibit (a)(5)(ii)

Crestline Capital Corporation Announces Termination of its Self Tender Offer

10/02/01 5:34 p.m.

BETHESDA, Md., Oct. 2 -- Crestline Capital Corporation (NYSE: CLJ) announced today that it has terminated its self tender offer for up to 2.82 million shares of the company's outstanding common stock at a price of $26.60 per share. The Company said that it terminated the tender offer due to the volatility in the Company's stock price and the general uncertainty in the stock market.

The Company said it may consider making repurchases under its existing stock repurchase program. The Company may purchase shares through open market and privately negotiated transactions at prices deemed advantageous to Crestline. These purchases, if any, will be subject to market conditions, applicable legal requirements and other factors. Crestline has no commitment or obligation to purchase any particular amount of common stock and the stock repurchase program could be suspended at any time at Crestline's discretion.

Crestline Capital is one of the nation's 20 largest hotel management companies through its wholly-owned subsidiary, Crestline Hotels & Resorts. Crestline Capital is also the nation's largest independent hotel leasing company, majority owner of an upscale extended-stay hotel portfolio, and owner of one of the nation's premier senior living community portfolios. Additional information about Crestline Capital is available at the company's web site: http:// www.crestlinecapital.com.

Crestline Hotels & Resorts manages and leases 36 hotels, resorts and conference and convention centers with nearly 7,000 rooms in nine states and the District of Columbia. Crestline Hotels & Resorts manages properties independently and under such well regarded brands as Marriott, Hilton, Renaissance, Crowne Plaza, Holiday Inn, Courtyard by Marriott and Residence Inn. Additional information about the hotel management company is available at the company's web site: http://www.crestlinehotels.com .

CONTACT: Larry Harvey, +1-240-694-2013, or Darryl Edelstein, +1-240-694- 2012, both of Crestline Capital Corporation

17:32 EDT